SIDERURGICA VENEZOLANA "SIVENSA", S.A.

[redacted]

05010374

Caracas August 8, 2005

Securities and Exchange Commissiòn
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washigton, D.C. 20549

SUPPL

Ref.: Siderùrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed documents are being furnished by Sivensa Pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,

Hèctor Josè Peña
Judicial Representative

AUG 18 2005

Av. Venezuela, Torre América, piso 12, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.64.58
Caracas – Venezuela

From: Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio -Investor Relations
Phone: 58-212-707.62.80
Fax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

FOR IMMEDIATE DISTRIBUTION:

SIVENSA REPORTS RESULTS OF THIRD QUARTER OF FISCAL YEAR 2005

CARACAS, JULY 29, 2005 .... Siderúrgica Venezolana Sivensa, S.A. reported consolidated sales for the third quarter of fiscal year 2005, ending last June 30, in the amount of US$ 242.6 million, compared to sales of US$ 143.4 million corresponding to the same quarter of the previous fiscal year.[1] The operating profit was US$55.6 million compared to US$37.7 million operating profit during the period April-June 2004. The net profit was US$54.3 million, versus a net profit of US$ 27.3 million recorded in the same period of the prior fiscal year.

International Market:

Steel

In the steel international market a price reduction trend for flat products was observed, as a result of an inventory excess in the final markets and a decrease in the European industrial activity. Prices for long products, which have reportedly experienced a decrease by mid 2004, have had a less sharp reduction in prices since.

Metallics and Briquettes

The average reference price of the reduced iron briquettes unloaded on barge in the port of New Orleans, United States of America was US$276.0/MT during the quarter April-June 2005, compared to US$295.0/MT in the immediately preceding quarter (January-March 2005), and with US$271.7/MT in the same period of the previous year (April-June 2004).[2] Towards the end of the quarter, metallic prices showed a pronounced tendency to drop, mainly as a result of a decrease in the European industrial activity and the high inventories of scrap in the United States. During the month of July and to the date of publication of this report, a slight price recovery has been observed.

National Market:

In the domestic market, the sales volumes during the quarter were similar to those of the previous quarter (January-March 2005). However, as of the month of June, a decrease in the products demand for the manufacturing, construction and infrastructure sectors was noticed. This situation continues to the date of publication of this report.

[1] As of November 5, 2004, the subsidiary IBH began to consolidate the results of Orinoco Iron. The main differences between fiscal years 2005 and 2004 that may be seen in the financial statements that are the subject of this report are mainly due to the fact that they include the results of Orinoco Iron in the quarter April-June 2005, as compared to the consolidated results of Sivensa's companies, without Orinoco Iron, for the term April-June 2004.

[2] Averages calculated by Orinoco Iron from the monthly data published by the CRU-Monitor/Steel, metallics, scrap, dri & pig iron.

ANALYSIS BY BUSINESS SECTORS

Steel Sector

Sidetur's sales during the quarter April-June 2005 were US$ 103.8 million, 35% higher than those registered in the same period of the previous fiscal year. The sales increase is mainly due to the increase in the export volumes.

Wire Sector

Vicson wire and wire products sales during the quarter, including the Proalco subsidiary, with operations in Colombia, were US$36.0 million, 18% higher than those for the period April-June 2004. Such increase was due to the growth in sales volumes for both the domestic and the Colombian market, and to the higher price in the international market compared to the same quarter of fiscal year 2004.

Pre-reduced Sector

International Briquettes Holding reported sales for US$114.8 million during April-June 2005, compared to sales of US$34.0 million during the same period of 2004. The increase of sales is mainly due to the consolidation of Orinoco Iron with IBH's results.

Venprecar

Venprecar's production for the analyzed quarter was 155,256 MT, which is compared to the production of 192,717 MT obtained in the same period of fiscal year 2004. The production decrease was due to the shutdown during the month of May for the annual maintenance, equipment replacement and technological upgrading.

According to the program announced in prior reports, during the May shutdown a device to improve the gas and mineral flow in the reactor was installed. As a result of this modification, the iron ore lumps proportion was elevated in the reactor feeding, in relation to the pellets proportion. Given the pellets shortage in the Guayana region, this change of proportions in the mixture of Venprecar's raw material, has allowed the plant to continue to produce without interruptions.

Orinoco Iron

The Orinoco Iron plant produced 353,834 MT during the period April-June 2005, a volume 57% higher than that obtained in the same period of the previous fiscal year. As a result of an improved operating stability, the four production trains obtained a higher daily average production and daily and monthly production records were achieved.

As it was previously announced, the company has a project in progress to control the size of the particles of the iron ore it uses as raw material in the reduction process. The beginning of operations of the screening system has been rescheduled for September and the crushing system for November. In the last months temporary screening and crushing equipment has been used, which has resulted in a higher homogeneity to the mineral, which has positively reflected in the reactors performance.

ORINOCO RIVER DRAFT PROBLEMS

As well as other exporter companies of Guayana, IBH has expressed to the responsible authorities its concern over the Orinoco River draft low level, due to the lack of dredging. Such situation has caused that the draft be extremely low during the rainy season, when it is usually high. In response to such conditions, the vessels have started to limit the tonnage of transported briquettes, thus affecting Venprecar and Orinoco Iron exports.

ASPECTS RELATED TO THE ORINOCO IRON DEBT CONSOLIDATION

As in the previous quarter, it has been deemed necessary to explain certain aspects related to the Orinoco Iron consolidation in the IBH financial statements, and consequently those of Sivensa, from November 5, 2004, when the settlement agreement between IBH and BHP Billiton was executed. As it can be seen in the balance sheet, certain items that deserve an explanation for the analysis of the company's financial situation have been recorded.

Under the assets there is an item of *Restricted accounts receivable* for the execution of guaranties in an amount of US$ 394.0 million[3], which correspond to the amount of enforcement of security over accounts receivable of Orinoco Iron and Venprecar, which the banks have made as a result of the default situation of Orinoco Iron under its financing agreement. In a net indebtedness financial analysis of the company, such amount shall be subtracted from the debt.

Under the liabilities it is noted: a) b*ank loans in process of restructuring* for US$365.8 million. Management continues negotiating with the creditor banks of Orinoco Iron with a plan for paying such amount on a long term schedule; b) *loan of BHP assigned to the creditor banks* for US$399.2 million, which is part of a settlement agreement with BHP Billiton and the present negotiations; and c) under l*ong term loans* there are US$387.1 million of new loans obtained by Orinoco Iron and Venprecar, valued on a conservative criterion that reflects the case of application of the highest value of the various payment options set for these loans The difference corresponds to Sivensa, Sidetur and Vicson debts.

In addition, it is important to point out that within the terms reached in the settlement agreement as a result of the formal separation of BHP Billiton and IBH, which were announced on November 4, 2004, it is established that an amount equivalent to the Orinoco Iron debt with BHP Billiton, assigned to the banks, may be neutralized in the future, subject to the compliance of certain conditions. At the Shareholders' Extraordinary Meeting of Orinoco Iron held on last May 24, a mechanism for such neutralization was approved.

The settlement with BHP Billiton for termination of the partnership with IBH, the merger of Venprecar and Orinoco Iron, the restructuring of the commercial debt with Ferrominera Orinoco and Edelca, and the approval of the neutralization mechanism are the bases to reach a restructuring agreement of the Orinoco Iron financial debt. The parties continue progressing with their negotiations towards the restructuring.

---

[3] As part of such executions, in the third quarter of the 2005 fiscal year, balances for US$78.8 millions and US$ 63.0 millions were enforced in accounts receivable of Orinoco Iron and Venprecar respectively.

AMENDMENT N°. 6 OF SIDETUR AND SIVENSA FINANCING AGREEMENT

During the course of this quarter, Amendment No. 6 entered into effect once the capital increase and the payment to Sidetur and Sivensa creditor banks were completed. With such amendment entering into effect the following benefits were obtained: the extension of the maturity of the debt from September 2007 to December 2009; the cancellation of the obligation to sell certain assets and investments; the release of some covenants related to such operations' management; and a favorable change to the expiration terms of the golden share held by the creditor banks.

As part of Amendment No. 6, from April 1, 2005, US$30 million of Tranche B (which currently is non-interest bearing) were transferred to Tranche A (interest bearing). It is expected that another US$20 million be transferred to Tranche A by way of increases of US$5 million every six months commencing on October 1, 2005. In the same manner, the spread on the LIBOR rate for Tranche A was increased from 3.5% to 4.5%, and the banking shareholding percentage remained unaltered.

As part of Amendment No. 6, Sivensa carried on a capital increase in an amount in Bolivars that converted into dollars of the United States at the official exchange rate was US$17,513,451.27. Such amount, which exceeded the minimum established equivalent to US$15,000,000.00, was used to amortize Sivensa and Sidetur's debt, which payment was made on June 30, 2005.

The Board of Directors, acting by delegation of the Shareholders' Extraordinary Meeting held on April 15, 2005, proceeded to increase the subscribed and paid-in capital in the amount of Bs. 44,299,758,880, represented by 2,214,987,944 new common shares with a par value of Bs. 20.00 each, of which 1,882,696,012 shares were fully subscribed and paid at their nominal value by the company's shareholders who participated in the Public Offering, and 332,291,932 shares were fully subscribed and paid by the capitalization agreed upon in favor of Sivensa and Sidetur creditor banks, pursuant to Amendment No. 6 of the debt restructuring agreement.

As a result thereof, the company's subscribed and paid-in capital was increased to reach the amount of Bs. 114,894,857,120.00 represented by 5,744,742,856 shares of Bs. 20 each.

From the last debt restructuring in May 2002, until this date, US$88 millions have been amortized, of which US$41.4 were paid in the reported quarter (April-June 2005). The balance of Sivensa and Sidetur debt at June 30, 2005 is US$ 167.3 millions.

Siderúrgica Venezolana Sivensa S.A. comprises three divisions: Sidetur, engaged in the manufacture of steel products for the manufacturing, construction and infrastructure industries; International Briquettes Holding, IBH, which groups the plants that produce iron briquettes that are used as high-quality raw material in steel mills; and Vicson, which manufactures wires and wire products for the manufacturing, construction, agriculture and infrastructure sectors. The partners of Sivensa are: in the Vicson division: Bekaert Corporation, and in the IBH division: CVG Ferrominera Orinoco. Sivensa's labor force at March 31, 2005 was 2,985 workers.

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
30-Jun-05
(Thosand of US dollars)
According to International Financial Reporting Standards

	2005	June 30, 2004*
Assets		
Current assets		
Cash and cash equivalents	48.153	47.336
Accounts receivable		
Commercial and other	142.811	92.552
Related Companies	329	10.337
Advances to suppliers	14.117	6.257
Inventories	124.568	67.606
Restricted accounts receivable	394.009	-
Pre-paid expenses, deferred taxes and other	10.658	5.679
Total Current assets	734.645	229.767
Property, plant and equipment	1.268.123	351.924
Investments in shares	12.000	12.468
Related Companies	3.704	4.311
Deferred taxes and other assets	16.537	12.638
Total assets	2.035.009	611.108
Liabilities and shareholders' equity		
Current liabilities		
Bank loans	8.864	9.081
Current portion of long term loan	8.979	17.151
Loans in restructuring process		
Bank loan	365.803	-
Loans assigned by BHP Billiton to financial creditors	399.209	-
Accounts payable		
Suppliers and other	115.526	49.365
Related Companies	52.858	32.519
Profit sharing, vacations and other personnel accruals	13.463	6.971
Taxes	5.934	13.264
Other current liabilities	17.998	17.316
Total current liabilities	988.634	145.667
Long term loans	552.371	210.229
Personnel accruals	10.470	7.816
Deferred taxes	160.597	23.366
Other liabilities	39.524	7.835
Total liabilities	1.751.596	394.913
Minority interests	36.213	84.155
Shareholders' equity	247.200	132.040
Total liabilities, minority interests and shareholders' equity	2.035.009	611.108

* No incluye Orinoco Iron. Reestructurados.

SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(Thosand of US dollars)
According to International Financial Reporting Standards

	Quarter ended June 30, 2005	2004*
Net sales		
Exports	144.268	57.569
Domestic	98.329	85.867
	242.597	143.436
Cost of sales	(173.793)	(99.823)
Gross income	68.804	43.613
General, administrative expenses	(13.164)	(5.902)
Operating Profit	55.640	37.711
Interest and other financial expenses	(10.637)	(3.140)
Adjustment in value of long-term loan with financial institution	20,755	
Exchange gain (loss)	(10.479)	(1.437)
Financing cost	(361)	(4.577)
Other income (expenses) net	2.378	3.548
Profit before taxes and minority interest	57.657	36.682
Taxes	17.461	(3.544)
Profit before minority interest	75.118	33.138
Minority interest	(20.773)	(5.843)
Net Profit	54.345	27.295

* It does not include Orinoco Iron. Restructured.

SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(Thosand of US dollars)
According to International Financial Reportting Standards

	Nine months ended June 30,	
	2005	2004*
Net sales:		
Exports	434.577	142.662
Domestic	245.195	193.469
	679.772	336.131
Cost of sales	(478.059)	(247.989)
Gross income	201.713	88.142
General, administrative expenses	(38.759)	(15.822)
Operating Profit	162.954	72.320
Interest and other financial expenses	(57.311)	(9.784)
Adjustment in value of long-term loan with financial institution	(28.488)	-
Termination agreement expense	(26.297)	-
Exchange gain (loss)	28.783	(3.278)
Total financing cost	(83.313)	(13.062)
Other income (expenses) net	319	3.536
Profit before taxes and minority interests	79.960	62.794
Taxes	(3.551)	(10.146)
Profit before minority interests	76.409	52.648
Minority Interests	10.552	(9.618)
Net profit	86.961	43.030

* No incluye Orinoco Iron. Reestructurados.